UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DINEWISE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

254447105

(CUSIP Number)

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Convenient Gourmet Group, LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11, 436,057	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 11,436,057	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%		
14	TYPE OF REPORTING PERSON (See Instructions) PN		

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Atheneum Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11, 436,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11, 436,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Broad Street Ventures, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 11, 436,057	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 11, 436,057	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%		
14	TYPE OF REPORTING PERSON (See Instructions) OO		

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Paramount Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11, 436,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11, 436,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Richard Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11, 436,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11, 436,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS James H. Brennan, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11, 436,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11, 436,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.	254447105

1	NAMES OF REPORTING PERSONS Hugh L. Clark, Jr.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [x]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11, 436,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11, 436,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,436,057		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.32%		
14	TYPE OF REPORTING PERSON (See Instructions) IN		

Item 1.   **Security and Issuer**

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 per share (the "Common Stock"), of Dinewise, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Bi-Country Boulevard, Suite 400, Farmingdale, New York 11735.

Item 2.   **Identity and Background**

(a) - (c) This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Convenient Gourmet Group, LP, a Delaware limited partnership ("Convenient Gourmet"), (ii) Atheneum Capital LLC, a Connecticut limited liability company ("Atheneum"), (iii) Broad Street Ventures, LLC, a Tennessee limited liability company ("Broad Street"), (iv) Paramount Advisors, LLC, a Florida limited liability company ("Paramount"), (v) Richard Rankin ("Rankin"), (vi) James H. Brennan III ("Brennan"), and (vii) Hugh L. Clark, Jr. ("Clark").

The principal business address of Convenient Gourmet is 30A Vreeland Road, Suite 230, Florham Park, New Jersey 07932. The principal business address for each of the other Reporting Persons is as follows: (i) 535 Connecticut Avenue, 2nd floor, Norwalk, Connecticut 06854 for Atheneum and Rankin, (ii) 735 Broad Street, Suite 400, Chattanooga, Tennessee 37402 for Broad Street and Brennan, and (iii) 145 Middle Street, Suite 1131, Lake Mary, Florida 32746 for Paramount and Clark.

Convenient Gourmet is an entity which was formed to acquire, hold and dispose of securities in the Issuer and such other activities related or incidental to the foregoing. Atheneum, Broad Street and Paramount are the general partners of Convenient Gourmet. Each of Atheneum, Broad Street and Paramount is in the business of acquiring, holding and disposing of investments in various companies and providing advisory and other consulting services. Rankin is the Managing Member of Atheneum, Brennan is the Managing Member of Broad Street, and Clark is the Managing Member of Paramount.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)   Rankin, Brennan and Clark are citizens of the United States.

Item 3.   **Source and Amount of Funds or Other Considerations**

The aggregate amount of funds used to purchase the 11,436,057 shares of Common Stock reported herein as being held by the Reporting Persons (the "Shares") was $114,360.57 (the "Purchase Price"). The Purchase Price was funded with cash provided by Convenient Gourmet which Convenient Gourmet obtained from cash provided to it by its limited partners.

Item 4.   **Purpose of Transaction**

Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of November 17, 2010, by and between MacKay Shields, LLC, a Delaware limited liability company (the "Seller"), as investment adviser for certain clients (the "Seller Clients"), and Convenient Gourmet, Convenient Gourmet acquired from the Seller, and the Seller on behalf of the Seller Clients sold to Convenient Gourmet, the Shares for the Purchase Price which was paid by Convenient Gourmet to the Seller on November 19, 2010.

The shares were acquired for investment purposes only. As an investor in the Issuer, the Reporting Persons may engage in communications with one or more stockholders and/or one or more members of the Issuer's Board of Directors and management regarding the Issuer, its operations and its prospects.

In the ordinary course, the Reporting Persons intends to review its investment in the Issuer from time to time. Although it is not the Reporting Person's present intention, the Reporting Person may decide at any time in the future to increase or decrease the size of its investment in the Issuer, depending upon the price and availability of the securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant. The Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, the Reporting Persons reserve the right to change its plans and intentions at any time in the future, as its deems appropriate. Notwithstanding the foregoing, the Reporting Persons and the Issuer have had and may have further discussions with respect to transactions to enhance the Issuer's business and the Reporting Persons may in the future make proposals to the Issuer's management and Board of Directors for their consideration.

Item 5.   Interest in Securities of the Issuer

The Reporting Persons currently beneficially own 11,436,057 shares of Common Stock of the Issuer, or 35.32% of the Common Stock believed to be outstanding. Convenient Gourmet directly holds such shares over which Atheneum, Broad Street and Paramount, as general partners, share dispositive and voting power. By reason of Rankin being the Managing Member of Atheneum, Brennan being the Managing Member of Broad Street, and Clark being the Managing Member of Paramount, each is deemed to beneficially own such shares.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person does not hold directly except, with respect to Convenient Gourmet, to the extent of such Reporting Person's actual ownership interest in Convenient Gourmet.

Except as set out above, none of the Reporting Persons has effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement *
99.2	Stock Purchase Agreement dated as of November 17, 2010 by and between MacKay Shields, LLC and Convenient Gourmet Group, LP

* Included herein following the signature page.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010

CONVENIENT GOURMET GROUP, LP

By: Broad Street Ventures, LLC, a general partner

By: /s/ James H. Brennan, III
Name: James H. Brennan, III
Title: Manager

ATHENEUM CAPITAL LLC

By: /s/ Richard Rankin
Name: Richard Rankin
Title: Manager

BROAD STREET VENTURES, LLC

By: /s/ James H. Brennan, III
Name: James H. Brennan, III
Title: Manager

PARAMOUNT ADVISORS, LLC

By: /s/ Hugh L. Clark, Jr.
Name: Hugh L. Clark, Jr.
Title: Manager

/s/ Richard Rankin
RICHARD RANKIN

/s/ James H. Brennan, III
JAMES H. BRENNAN, III

/s/ Hugh L. Clark, Jr.
HUGH L. CLARK, JR.

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: December 2, 2010

CONVENIENT GOURMET GROUP, LP

By: Broad Street Ventures, LLC, a general partner

By: /s/ James H. Brennan, III
Name: James H. Brennan, III
Title: Manager

ATHENEUM CAPITAL LLC

By: /s/ Richard Rankin
Name: Richard Rankin
Title: Manager

BROAD STREET VENTURES, LLC

By: /s/ James H. Brennan, III
Name: James H. Brennan, III
Title: Manager

PARAMOUNT ADVISORS, LLC

By: /s/ Hugh L. Clark, Jr.
Name: Hugh L. Clark, Jr.
Title: Manager

/s/ Richard Rankin
RICHARD RANKIN

/s/ James H. Brennan, III
JAMES H. BRENNAN, III

/s/ Hugh L. Clark, Jr.
HUGH L. CLARK, JR.

STOCK PURCHASE AGREEMENT

This Agreement (the "Agreement") is made and is effective as of the 17th day of November, 2010, by and between MacKay Shields, LLC, a Delaware limited liability company, as investment adviser for certain clients (the "Seller"), and Convenient Gourmet Group, LP, a Delaware limited partnership (the "Buyer").

W I T N E S S E T H:

WHEREAS, Seller is the investment adviser for clients (the "Seller Clients") who are the beneficial owners of 11,436,057 shares (the "Shares") of Common Stock of Dinewise, Inc., a Nevada corporation ("Dinewise");

WHEREAS, Buyer desires to purchase from the Seller Clients and Seller desires to sell to Buyer on behalf of the Seller Clients, the Shares upon the terms and conditions hereinafter set forth; and

WHEREAS, simultaneously with the execution of this Agreement, the Buyer, the Seller and Bingham McCutchen LLP, as escrow agent (the "Escrow Agent"), are entering into a letter agreement (the "Escrow Agreement") relating to the escrow of the Shares and the Purchase Price (as defined below) contemplated by Sections 3.2-3.4.

NOW THEREFORE, in consideration of the mutual covenants and promises herein contained and upon the terms and conditions hereinafter set forth, the parties hereto, intending to be legally bound, agree as follows:

1.   **PURCHASE AND SALE OF THE SHARES.**

Purchase and Sale.   Upon the terms and conditions herein contained, at the Closing (as hereinafter defined), Seller agrees to cause the Seller Clients to sell the Shares to Buyer and Buyer agrees to purchase the Shares from the Seller Clients, free and clear of all liens, claims, pledges, mortgages, restrictions, obligations, security interests and encumbrances of any kind, nature and description.

2.   **CONSIDERATION.**

Purchase Price.   The purchase price for the Shares (the "Purchase Price") shall be $0.01 per share or a total of $114,360.57 (the "Purchase Price"), which shall be paid in cash at Closing (as hereinafter defined).

3.   **CLOSING.**

3.1   Time and Place of Closing.   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Kaye Cooper Fiore Kay & Rosenberg, LLP, 30A Vreeland Road, Suite 230, Florham Park, New Jersey 07932, or such other place as the parties may agree, on the fifth business day following the date hereof or such shorter period as may be agreed to by the Seller and the Buyer (hereinafter the "Closing Date").

3.2   Delivery by Seller. Promptly following the execution of this Agreement, Seller shall deliver to the Escrow Agent, certificates representing the Shares and executed stock power(s) with Medallion Guarantee (collectively, the "Seller Deliverables").

3.3   Delivery by Buyer. On or before the Closing, Buyer shall deliver to the Escrow Agent the Purchase Price by wire transfer of immediately transferrable funds.

3.4   Release from Escrow. At Closing, upon satisfaction of the conditions set forth in the Escrow Agreement, the Escrow Agent shall release the Seller Deliverables and the Purchase Price in accordance with the terms of the Escrow Agreement.

4.   **REPRESENTATIONS AND WARRANTIES OF SELLER.** Seller hereby represents and warrants to Buyer as follows:

4.1   Organization. Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted or proposed to be conducted.

4.2   Authorization of Agreement. Seller has full power and authority to execute and deliver this Agreement, and to perform its obligations under this Agreement in accordance with the provisions hereof. Seller has discretionary authority to bind the Seller Clients to the obligations under this Agreement in accordance with the provisions of this Agreement. This Agreement has been duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by Buyer hereto) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that certain provisions may be limited by public policy.

4.3   No Conflicts. The execution, delivery and performance by Seller of this Agreement does not and will not (a) constitute a violation of, or conflict with or result in any breach of, acceleration of any obligation under, right of termination under, or default under, any agreement or instrument to which Seller is a party or by which it is bound, (b) violate any judgment, decree, order, statute, rule or regulation applicable to Seller or the Shares, or (c) require Seller to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made.

4.4   No Litigation. Seller is not now involved in nor, to the knowledge of Seller, is Seller threatened to be involved in any litigation or legal or other proceedings related to or affecting the Shares or which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

4.5   Title to and Transfer of the Shares. The Seller Clients are the sole beneficial owners of the Shares and own the Shares, free and clear of all mortgages, pledges, restrictions, liens, charges, encumbrances, security interests, obligations or other claims, and upon consummation of the purchase contemplated herein, the Buyer will acquire good and valid title to the Shares, free and clear of all mortgages, pledges, restrictions, liens, charges, encumbrances, security interests, obligations or other claims other than any such liens, claims or encumbrances created by the Buyer and other than any transfer restrictions imposed by U.S. federal or state securities laws.

4.6   Familiarity with Dinewise and Access to Documents. The Seller is fully familiar with the financial condition and prospects of Dinewise, and the Seller acknowledges and agrees that the Seller has been furnished with any materials relating to Dinewise, its business and financial condition which the Seller has requested, and the Seller has been afforded the opportunity to ask questions and receive answers concerning Dinewise, its business and financial condition, and its prospects, which questions have been answered to the Seller's satisfaction. The Seller acknowledges that it is voluntarily transferring the Shares to the Buyer and that the consideration therefor as reflected herein is fair. The Seller further represents that in negotiating for and in arriving at the amount of consideration to be paid for the Shares, the Seller has recognized the possibility that at any time after the date hereof, the business and financial position of Dinewise may substantially improve, which would be to the added or further benefit of Dinewise and its shareholders and that in such event, the Seller understands that it has no claim for any increased value with respect to the Shares.

4.7   No Broker. Seller has not retained any broker or finder or other person who would have any valid claim against any of the parties to this Agreement for a commission, brokerage or finder's fee in connection with this Agreement or the transactions contemplated hereby.

5.   **REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF BUYER.** Buyer hereby represents, warrants and acknowledges to Seller as follows:

5.1   Authorization of Agreement. Buyer has all requisite power, authority and legal capacity to execute and deliver this Agreement, and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by Seller hereto) this Agreement constitutes legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.2   No Conflicts. The execution, delivery and performance by Buyer of this Agreement does not (a) constitute a violation of, or conflict with or result in any breach of, acceleration of any obligation under, right of termination under, or default under, any agreement or instrument to which Buyer is a party or by which Buyer is bound, (b) violate any judgment, decree, order, statute, rule or regulation applicable to Buyer, or (c) require Buyer to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made.

5.3   Investment Purposes. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such Securities, or any interest therein, for any particular price, or at any particular time, or upon the happening of any particular event or circumstances, except selling, transferring, or disposing of such Securities made in full compliance with all applicable provisions of the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"), and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder, all as amended; and that such Shares must be held indefinitely unless they are subsequently registered under the Securities Act, or an exemption from such registration is available.

5.4   <u>Accredited Investor</u>. Buyer is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

5.5   <u>Sophisticated Investor.</u> Buyer has sufficient knowledge and experience of financial and business matters, is able to evaluate the merits and risks of purchasing such Shares and has had substantial experience in previous private and public purchases of securities.

5.6   <u>Familiarity with Dinewise and Access to Documents</u>. Buyer is fully familiar with the financial condition and prospects of Dinewise, and Buyer acknowledges and agrees that Buyer has been furnished with any materials relating to Dinewise, its business and financial condition which Buyer has requested, and Buyer has been afforded the opportunity to ask questions and receive answers concerning Dinewise, its business and financial condition, and its prospects, which questions have been answered to Buyer's satisfaction. Buyer acknowledges that it is voluntarily acquiring the Shares to the Seller and that the consideration therefor as reflected herein is fair. Buyer further represents that in negotiating for and in arriving at the amount of consideration to be paid for the Shares, Buyer has recognized the possibility that at any time after the date hereof, the business and financial position of Dinewise may substantially decline, which would be to the detriment of Dinewise and its shareholders and that in such event, Buyer understands that it has no claim for any decreased value with respect to the Shares.

5.7   <u>Restricted Securities</u>. Buyer acknowledges that Buyer shall be responsible for instructing the transfer agent for the Shares to issue a new certificate or certificates in Buyer's name representing the Shares. Buyer acknowledges that the existing certificates representing the Shares are marked with a restrictive legend and that the transfer agent for the Shares may require an opinion of counsel for Dinewise that the Shares may be transferred without registration. Buyer further acknowledges that the transfer agent for the Shares may require Buyer to deliver an investment certification substantially in the form of Exhibit A hereto and that the certificate(s) issued to Buyer shall bear a legend in substantially the following form:

> "The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless a compliance with the registration provisions of such act has been made or unless availability of an exemption from such registration provisions has been established, or unless sold pursuant to Rule 144 under the Securities Act of 1933."

5.8   <u>No Broker</u>. Buyer has not retained any broker or finder or other person who would have any valid claim against any of the parties to this Agreement for a commission, brokerage or finder's fee in connection with this Agreement or the transactions contemplated hereby.

6. **INDEMNIFICATION.**

6.1   Indemnification by Seller. The Seller shall indemnify, defend and hold harmless (i) the Buyer, and (ii) each of the Buyer's assigns and successors to the Shares, from and against any and all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants) of any kind or nature whatsoever, which may be incurred or suffered by any such party and which may arise out of or result from any breach of any representation, warranty, covenant or agreement of the Seller in this Agreement.

6.2   Indemnification by Buyer. The Buyer shall indemnify, defend and hold harmless (i) the Seller, and (ii) each of the Seller's assigns and successors, from and against any and all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants) of any kind or nature whatsoever, which may be incurred or suffered by any such party and which may arise out of or result from any breach of any representation, warranty, covenant or agreement of the Buyer in this Agreement.

6.3   Survival of Representations and Covenants.   Each representation, warranty, covenant and agreement of the parties contained herein shall survive the execution and delivery of this Agreement and the Closing.

7. **POST-CLOSING COVENANT.**

7.1   Further Assurances. After the Closing, at the request of either party, the other party shall execute, acknowledge and deliver, without further consideration, all such further assignments, conveyances, endorsements, deeds, powers of attorney, consents and other documents and take such other action as may be reasonably requested to consummate the transactions contemplated by this Agreement.

8. **MISCELLANEOUS.**

8.1   Binding Effect; Benefits. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and permitted assigns. Except as otherwise set forth herein, this Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto. Except as otherwise set forth herein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.2   Notices.   All notices, requests, demands and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, or transmitted by telecopy or telex, or upon receipt after dispatch by certified or registered first class mail, postage prepaid, return receipt requested, or by a nationally recognized overnight courier marked for overnight delivery to the party to whom the same is so given or made, at the following addresses (or such others as shall be provided in writing hereinafter):

(a)	If to Seller, to:	MacKay Shields, LLC
		9 West 57th Street
		New York, New York 10019
		Telephone: (212) 230 -3959
		Fax: (212) 758 -3291

(b)	If to the Buyer, to:	Convenient Gourmet Group, LP
		c/o Kaye Cooper Fiore Kay & Rosenberg, LLP
		30A Vreeland Road, Suite 230
		Florham Park, New Jersey 07932
		Telephone: (973) 443-0600
		Fax: (973) 443-0609

8.3   Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

8.4   Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation of this Agreement.

8.5   Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8.6   Governing Law.   This Agreement shall be construed as to both validity and performance and enforced in accordance with and governed by the laws of the State of New York, without giving effect to the conflicts of law principles thereof. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Agreement.

8.7   Jurisdiction. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement and the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of new York or any New York State court sitting in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding which is brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

8.8   Severability. If any term or provision of this Agreement shall to any extent be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of the Agreement shall be valid and enforced to the fullest extent permitted by law.

8.9   Amendments. This Agreement may not be modified or changed except by an instrument or instruments in writing executed by the parties hereto.

8.10   Expenses. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby; provided, that Buyer shall pay Seller's reasonable legal fees and expenses in connection with the negotiation of this Agreement and the closing of the transactions contemplated hereby.

8.11   Representation by Counsel. Each of the parties hereto represents, warrants and covenants that it has had ample opportunity to consider entering into this Agreement and has had an opportunity to consult with counsel regarding this Agreement prior to executing the same. The parties further agree that any rule that provides that an ambiguity within a document will be interpreted against the party drafting such document shall not apply.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

	SELLER:	**MacKay Shields, LLC, as investment adviser for certain clients**

By: <u>/s/ Lucille Protas</u>
Name: Lucille Protas
Title: Acting Chief Executive Officer

	BUYER:	**Convenient Gourmet Group, LP**

By: Broad Street Ventures, LLC,
    a General Partner

By: <u>/s/ James H. Brennan, III</u>
Name: James H. Brennan, III
Title: Manager